IMMERSED

VR Offices (Partnered w/ Facebook, Microsoft, & HTC!)



immersedvr.com   Austin TX   🐦 📘 📷 📡   Technology   Software   Hardware   Virtual Reality   Remote Collaboration

Highlights

1. 💰 Renji (CEO) was selected as 2021's Forbes 30 Under 30 & was a software leader in Fortune 500 Co's!

2. 📈 Partnership with Facebook, HTC, & Microsoft, rolling out to millions of AR/VR users!

3. 💸 Went through Techstars in 2017 (top 0.1% of startups worldwide!) and raised almost $4M to date!

4. 💪 Team from Google, Microsoft, YC, & top Andreessen-Horowitz-backed startups.

5. 🔥 Immersed is the TOP productivity application on the highly-curated Oculus Store!

6. 💬 The average Immersed power-user works 38+ hrs each week using Immersed!

7. 🌐 Users have 5 virtual screens + a virtual whiteboard in a distraction-free private virtual office!

8. 🖥 Co-workers can teleport into each other's virtual offices to collaborate/whiteboard when needed!

Our Team

Our Team



Renji Bijoy   Founder & CEO/CTO

2021's Forbes 30 Under 30, 800/800 on Math SATs, Master's from Georgia Tech (#3 Computer Science gradschool in the US) in Machine Learning, Techstars portfolio founder (top 0.1%), lead software architect @ GreatBigStory.com (3M followers in 2months)!

Every software development team I've ever been on or led has had the issue of video-conferencing/chat just not being the same as working together in-person, side-by-side, whiteboarding, pair-programming, etc. We want to solve this problem, not because we love remote work, but because we hate it and want to make remote work



Joe B XR Developer / DevOps

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.



Marvin W Lead Technical 3D Artist

20+ years experience creating 3D, XR, and digital content. Worked on some of the most prestigious games in the gaming industry at Microsoft & Bungie (Halo/Destiny) as well as multiple startups.



Josh K Head of Content

10+ years experience in creating content & product strategy, Director of Photography for award winning Amazon film "Dreamin' in a Dream" which amassed 4M+ views across content created.



Sarah B Director of Accounting / Controller

Valedictorian of graduating class of 500 students, Magna cum laude in continued education (full academic scholarship), former Auditor from EY (Big 4 accounting firm), 4 years of startup-focused Accounting + Finance experience.



Ryan F XR Engineer

XR Platform Expert and UX/HCI enthusiast with 5+ years experience in XR and 10+ years in Unity development. Highly skilled in missional, impactful, and experiential XR tech.



Alberto J Senior Web Architect

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech transformations: road-map, budgeting, and security compliance. Hard skills in Cloud, Big Data, ML, DevOPs, & scalable architectures.



Daniel Y Growth Engineer

790/800 on Math SATs, previous big data analyst for a Fortune 500 company working directly with the CFO & CEO, fluent in analytics, frontend, backend, user engagement development.



Gavin M Strategic Account Executive

Built two 6-figure businesses, the top-performing sales rep at an Andreessen-Horowitz portfolio SaaS company, DialPad, built a 7-figure real estate investment portfolio.



Tatsuya Y Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.



Pablo V CV/ML Developer

Built cutting-edge hand pose-estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.



Anthony M XR Developer

Creative Technologist at Google, Rapid Prototyping & Optimization at world-renown Ad Agencies, and Founding Member of the Board for a gaming non-profit.



Caleb T Director of Operations

8 years of recruiting and building software engineering teams, most recently at Google, Indeed, and as a people manager at Facebook.



Alan C Technical 3D Artist

20 years of experience in technical game development and R&D. Built game engines from scratch, integrated numerous technologies, and worked with a dozen different game engines.



Scott S PC Developer



Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.

Immersed allows you and your remote team to work together — in a virtual workplace.

Working remotely is hard. We made Immersed to be more productive… wherever you are. To date, we raised almost $4M since we graduated from Techstars. Our team also consists of some of the world's TOP engineers from Google, Microsoft, YC, & top Andreessen-Horowitz-backed startups.



High resolution, low-latency virtual screens… in VR.

💪 We partnered with tech giants who are leaders in the VR industry!

We are proud to announce that we have partnered with Facebook, HTC, & Microsoft, rolling out Immersed to millions of AR/VR users all around the world!



📈 Our power users work 38+ hours in VR every week.

We have onboarded over 150,000 users in the last year since joining the Oculus Store — which currently has an estimated 60,000,000 users. We've 20x'd our active user base and 7x'd our revenue since launch.

38hrs

Weekly Avg. Power User Usage

"Immersed has changed my computing workflow forever. As a full-time remote worker, it's been the most significant upgrade to my process. The increase in productivity cannot be overstated."

- Vermeer Grange (Immersed user)

⭐⭐⭐⭐⭐

🙏 A world-renowned team from Google, Microsoft, and more.

Immersed is a small but mighty team with some of the top engineers in the world — along with incredible investors and advisors who have supported our mission since day one.



🦅 It works and users love their productivity boost.

Working in VR lets you enter a mode of deep work more frequently and for longer periods in a portable, distraction-free virtual workspace.

Spawn multiple virtual screens — no hardware required!



Collaborate with your team...



Work in a virtual coffee shop...





✌️ Immersed is THE productivity platform to power the future of work.

We bring distributed teams together and solo workers into a distraction-free virtual workplace. Solo workers can increase their productivity by 48% while in "Deep Work" mode, and recover 16 hours weekly by eliminating distractions.



(Immersed on Bloomberg, interviewing with Anthony Lacavera, Founder of WIND Mobile, sold for $1.3 billion).

💰 This is a $34 billion opportunity.

Demand for a VR work and remote collaboration tools is at an all-time high, especially in light COVID-19 and the demand it creates for remote teams. With falling VR hardware prices, massive investments from the tech giants (Facebook, Apple, Google, Microsoft, etc,), and lower tech-barriers/prices, VR is primed for huge growth and mass adoption.



🙏 Join us and revolutionize the future of work!

Immersed will be the platform that brings distributed teams together in the remote working economy. Let's do this!





(Immersed on BBC.)